TEASER COMMS

> Touchpoint 1 - Teaser to Professional Network - 7/1

Subject: You're Invited: Health Care Originals Investment Opportunity

Hi [Name],

Hope you're well. I'm excited to share an incredible opportunity with you—Health Care Originals is launching a community investment round, and you're invited to participate!

HCO was born from my personal desire to find a solution for chronic respiratory conditions that truly works. Today, our AI-powered virtual platform and undetectable wearable are providing peace of mind for over 1,000 patients and counting. We have a clear path to FDA approval, which will allow us to scale our impact to 690M+ people suffering from chronic respiratory conditions worldwide.

Our progress has been remarkable:

- $5.5M in contracted annual recurring revenue
- 12,000+ patients on the waitlist
- 2 out of 3 users report ZERO asthma attacks or COPD flare ups within 6 months
- 13 patents and 9 pending
- Covered under existing reimbursement codes

HCO is building a world where managing respiratory conditions is effortless. Now, you can have a front-row seat on our journey alongside leading venture funds like Safar Partners and Chloe Capital and help make this world a reality for millions of people.

Sign up to be the first to know when we go live here→ https://wefunder.com/hco

Together, we can help millions breathe easier. I look forward to welcoming you on board as an investor in HCO!

With excitement,
Sharon

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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> Touchpoint 1 - Teaser to Personal Contacts- 7/1

Subject: You're invited: HCO Community Investment Round

Hi [Name],

I hope you're well! I'm excited to share that Health Care Originals, the company Jared and I co-founded, is opening a community investment round. I wanted to offer you first, exclusive access.

Health Care Originals is revolutionizing respiratory care for the 690M people worldwide who suffer from chronic respiratory conditions such as asthma. It's a mission we are personally passionate about, and with Jared's background in healthtech device sales and manufacturing in addition to my experience as a healthtech entrepreneur, we are the right team to make it happen.

Our proprietary AI-powered platform and undetectable wearable offers members unprecedented insights and actionable data to take control of their respiratory care.

Our achievements to date:

- $5.5M in contracted annual recurring revenue
- 1,000+ patients treated and 12,000 patients on the waitlist
- 2 out of 3 users report ZERO asthma attacks or COPD flare ups within 6 months
- 13 patents with 9 pending
- FDA 510(k) clearance pathway & covered under existing reimbursement codes
- Led by healthtech executives from Lark Health ($1B valuation) & Blue Cross (100M+ members)
- Backed by leading venture funds Safar Partners & Chloe Capital

This community round gives you the opportunity to invest on the same terms as our venture capital backers Safar Partners and Chloe Capital, with investments starting at $100 or up to $500K+. Sign up to be the first to know when we go live here→ https://wefunder.com/hco

Thank you for your support in helping millions breathe easier!

Best,
Sharon

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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